Mail Stop 4561

January 29, 2009

Howard B. Katz
Chief Executive Officer
MDwerks, Inc.
Windolph Center, Suite I 1020 N.W. 6th Street
Deerfield Beach, FL 33442

> **Re:** **MDwerks, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 333-118155**

Dear Mr. Katz:

We have reviewed your response letter dated January 12, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-7

Note 4 – Notes Payable, page F-11

1.      We note your response to prior comment number 2 indicates that the preferred shares were redeemable at $2.25 per share which was significantly above the current market price of our stock at the time of issuance. If you are suggesting that the conversion right is non-substantive, provide an analysis that supports that conclusion including your consideration of the conversion term and the volatility of your stock. See footnote 15 of SFAS 150. However, the preferred shares issued in March 2008 appear to have conversion rights that are in-the-money and therefore would be substantive. If so, then it would appear that your redeemable convertible Series B preferred stock issued in March 2008 should not be classified

within liabilities as required by paragraph 5 of EITF 05-2 and paragraph A9 of SFAS 150 in light of the fact that the conversion option does not expire, but rather remains with the holder through the maturity date of March 31, 2010. Since the redemption is contingent upon the holder's not exercising their option to convert the instrument into a fixed number of shares, you are required to follow the guidance in ASR 268 and Topic No. D-98. That is, these instruments should be classified on the balance sheet between liabilities and permanent equity in a caption commonly referred to as "mezzanine" or "temporary" equity.

2.      We note your response to prior comment number 3. Based on this response, it does not appear that you allocated the proceeds of the transactions based on the relative fair value method in accordance with paragraph 16 of APB 14. Rather, it appears that your allocation method includes a summation of the total proceeds received with the calculated fair value of the warrants. Please tell us how your accounting complies with paragraph 16 and explain to us how you determined the fair value of the debt (i.e., without the warrants) in the case of the convertible notes with warrants issued to Gottbetter Capital Master, Ltd on October 20, 2006 and November 9, 2006, used in your current calculations. We also refer you to Issue 1 of EITF 00-27 for further guidance on allocation of relative fair value. Provide calculations for the Series B Convertible Preferred Shares issued in March 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief